Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-258931

PROSPECTUS

1,091,160 shares of Common Stock offered by Selling Stockholders

EAGLE BULK SHIPPING INC.

This prospectus relates to the resale or other dispositions by certain selling shareholders identified in this prospectus or in a subsequent prospectus supplement of up to an aggregate of 1,091,160 shares of our common stock. The selling shareholders may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale or at negotiated prices. The selling shareholders may sell the common stock covered by this prospectus to or through underwriters, brokers or dealers or directly to purchasers. Underwriters, brokers or dealers may receive discounts, commissions or concessions from the selling shareholders, purchasers in connection with sales of the common stock covered by this prospectus, or both. If underwriters or dealers are involved in the sale of any of the common stock offered by this prospectus, their names, and any applicable purchase price, fee, commission or discount arrangement between or among them, will be set forth, or will be calculable from the information set forth, in a supplement to this prospectus. Additional information relating to the distribution of the common stock covered by this prospectus by the selling shareholders can be found in this prospectus under the heading “Plan of Distribution.”

We will not receive any proceeds from the sale of the common stock by the selling shareholders. Except for underwriting discounts, selling commissions and/or similar charges incurred for the sale of any shares, which will be paid by the selling shareholders, we have agreed to pay the expenses incurred in connection with the registration of the shares of common stock covered by this prospectus.

Our common stock is currently listed on the Nasdaq Global Select Market under the symbol “EGLE.” On August 17, 2021, the last reported price of our common stock on the Nasdaq Global Select Market was $43.39 per share.

An investment in the common stock covered by this prospectus involves a high degree of risk. See the section entitled “Risk Factors” on page 8 of this prospectus, and other risk factors contained in any prospectus supplement and in the documents incorporated by reference herein and therein before investing in shares of our common stock covered by this prospectus.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is September 1, 2021.

i

ABOUT THIS PROSPECTUS

Unless otherwise indicated, all dollar references in this prospectus are to U.S. dollars and financial information presented in this prospectus that is derived from financial statements incorporated by reference is prepared in accordance with accounting principles generally accepted in the United States.

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (the “Commission”) using a shelf registration process. Under this shelf registration process, the selling shareholders named in this prospectus (or in a prospectus supplement) may, from time to time in one or more offerings, sell, or otherwise dispose of up to 1,091,160 of our common stock, as described in this prospectus. We will not receive any of the proceeds from sales by the selling shareholders. We have agreed to pay the expenses incurred in registering these shares, including legal and accounting fees.

This prospectus may be supplemented from time to time by one or more prospectus supplements. The prospectus supplement may also add, update or change information contained in this prospectus. Any statement that we make in this prospectus will be modified or superseded by any inconsistent statement made by us in a prospectus supplement. You should read both this prospectus and any prospectus supplement, together with any post-effective amendments to the registration statement, and the additional information described under the headings “Where You Can Find Additional Information” and “Incorporation of Certain Documents by Reference.” You should rely only on the information contained or incorporated by reference in this prospectus and in any prospectus supplement or in any free writing prospectus that we may provide you. We have not, and the selling shareholders have not, authorized anyone to provide you with information different from that contained in this prospectus and neither we nor any selling shareholder take any responsibility for any other information that others may give you. You should not assume that the information contained in this prospectus, any prospectus supplement, any document incorporated by reference or any free writing prospectus is accurate as of any date other than the date mentioned on the cover page of these documents.

This prospectus and any accompanying prospectus supplement or free writing prospectus do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the registered securities to which they relate, nor do this prospectus and any accompanying prospectus supplement constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the Private Securities Litigation Reform Act of 1995, and are intended to be covered by the safe harbor provided for under these sections. These statements may include words such as “believe,” “estimate,” “project,” “intend,” “expect,” “plan,” “anticipate,” and similar expressions in connection with any discussion of the timing or nature of future operating or financial performance or other events. Forward-looking statements reflect management’s current expectations and observations with respect to future events and financial performance.

Where we express an expectation or belief as to future events or results, such expectation or belief is expressed in good faith and believed to have a reasonable basis. However, our forward-looking statements are subject to risks, uncertainties, and other factors, which could cause actual results to differ materially from future results expressed, projected or implied by those forward-looking statements. The principal factors that affect our financial position, results of operations and cash flows include charter market rates, which could decline significantly from historic highs, periods of charter hire, vessel operating expenses and voyage costs, which are incurred primarily in U.S. dollars, depreciation expenses, which are a function of the purchase price of our vessels and our vessels’ estimated useful lives and scrap value, general and administrative expenses, and financing costs related to our indebtedness. The accuracy of our assumptions, expectations, beliefs and projections depends on events or conditions that change over time and are thus susceptible to change based on actual experience, new developments and known and unknown risks. We give no assurance that the forward-looking statements will prove to be correct and does not undertake any duty to update them. Our business is subject to a number of risks that could cause actual results to differ materially from those indicated by forward-looking statements made herein and presented elsewhere by management from time to time. These risks are discussed more fully under “Item 1A. Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2020, incorporated by reference herein and include, but are not limited to the following:

•	changes in demand in the drybulk market, including, without limitation, changes in production of, or demand for, commodities and bulk cargoes, generally or in particular regions;

•	greater than anticipated levels of drybulk vessel newbuilding orders or lower than anticipated rates of drybulk vessel scrapping;

•	unavailability of spot charters;

•	failure of our charterers or other counterparties to meet their obligations under our charter agreements;

•

changes in rules and regulations applicable to the drybulk industry, including, without limitation, legislation adopted by international bodies or organizations such as the International Maritime Organization and the European Union (the “EU”) or by individual countries;

•	actions taken by regulatory authorities including without limitation the U.S. Treasury Department’s Office of Foreign Assets Control;

•	the global economic environment;

•	changes in trading patterns significantly impacting overall drybulk tonnage requirements;

•	increased fuel costs or bunker prices;

•	changes in the typical seasonal variations in drybulk charter rates and other seasonal fluctuations;

•	changes in the cost of other modes of bulk commodity transportation;

•	an over-supply of dry bulk carrier capacity across the industry may depress charter rates;

•	changes in general domestic and international political conditions, including China;

•	a decrease in the level of China’s export of goods or an increase in trade protectionism globally or by certain countries;

•	the instability of the euro or the inability of countries to refinance their debts;

•	changes in the condition of our vessels or applicable maintenance or regulatory standards (which may affect, among other things, our anticipated dry docking costs);

•	increased costs due to compliance with safety and other vessel requirements imposed by classification societies and complex laws and regulations, including environmental regulations;

•	significant deterioration in charter hire rates from current levels or the inability of the Company to achieve its cost-cutting measures;

•	the duration and impact of the novel coronavirus pandemic;

•	the relative cost and availability of low and high sulfur fuel oil;

•	our ability to realize the economic benefits or recover the cost of the scrubbers we have installed;

•	any legal proceedings which we may be involved from time to time; and other factors listed from time to time in our filings with the Commission;

•	the state of the global financial markets may adversely impact our ability to obtain additional financing;

•	the market value of our vessels are volatile and may decline;

•	world events, such as terrorist attacks and international conflicts or instability;

•	acts of piracy on ocean going vessels;

•	the imposition of sanctions by the UN, U.S., EU or other relevant authorities;

•	our noncompliance with international safety regulations could result in increased liability or adversely affect our insurance coverage;

•	increased costs due to increased inspection procedures and tighter import and export controls;

•	arrests of our vessels by maritime claimants;

•	risks associated with operating ocean-going vessels;

•	inherent risks of our business that might not be adequately covered by insurance;

•	requisitions of our vessels by governments during a period of war;

•	costs due to our failure to comply with the U.S. Foreign Corrupt Practices Act;

•	costs and reputational harm due to cyber-attacks or other security breaches;

•	risks of default under our loan agreements;

•	our failure to manage our planned growth properly or integrate newly acquired vessels;

•	risks associated with purchasing and operating secondhand vessels;

•	the loss of one or more of our significant customers;

•	our failure to employ our vessels profitably due to the competitive international shipping industry;

•	our failure to attract and retain key management personnel;

•	costs due to the aging of our fleet;

•	settlement rates as compared to contracted rates under certain derivative instruments, such as forward freight, bunker and interest rate swap agreements;

•	technological innovations could reduce our charter hire income and the value of our vessels;

•	if we are required to pay tax on U.S. source income;

•	if we are treated as a “passive foreign investment company”;

•	the inability of our subsidiaries to declare or pay dividends;

•	costs associated with expanding our business;

•	losses from derivative instruments;

•	interest rate risks under our debt facilities;

•	the phase out of the London Interbank Offered Rate on our interest rates and interest rate swaps;

•	our common stock might be affected by the under-developed corporate laws of the Marshall Islands;

•	the fluctuation of the price of our common stock;

•	the inactivity of the public market for our common stock;

•	certain shareholders own large portions of our outstanding common stock, which may limit stockholders’ ability to influence our actions;

•	our shareholders are limited in their ability to elect or remove directors;

•	our shareholders are subject to advance notice requirements for shareholder proposals and director nominations;

•	our organizational documents contain super majority provisions; and

•	our organizational documents provide that disputes between us and our shareholders shall be subject to the jurisdiction of the U.S. federal courts located in the southern District of New York.

We have based these statements on assumptions and analyses formed by applying our experience and perception of historical trends, current conditions, expected future developments and other factors we believe are appropriate in the circumstances. Our future results may be impacted by adverse economic conditions, such as inflation, deflation, or lack of liquidity in the capital markets, that may negatively affect it or parties with whom it does business. Should one or more of the foregoing risks or uncertainties materialize in a way that negatively impacts the Company, or should our underlying assumptions prove incorrect, our actual results may vary materially from those anticipated in its forward-looking statements, and its business, financial condition and results of operations could be materially and adversely affected.

Additional factors that you should consider are set forth in detail in the “Risk Factors” section of this prospectus, any prospectus supplement, and the reports incorporated herein by reference, as well as filings we will make with the Commission in the future. These factors and the other risk factors described in this prospectus, any prospectus supplement, and the documents incorporated into each by reference are not necessarily all of the important factors that could cause actual results or developments to differ materially from those expressed in any of our forward-looking statements.

Other unknown or unpredictable factors also could harm our results. We disclaim any intent or obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

INDUSTRY AND MARKET DATA

The industry and market data contained in this prospectus and the documents incorporated by reference herein are based on and derived from various public and, in some cases, non-public sources that we believe to be

v

reliable. However, certain industry and market data are subject to change and cannot always be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any statistical survey. Accordingly, you should be aware that the industry and market data contained in this prospectus and the documents incorporated by reference herein, and estimates and beliefs based on such data, may not be reliable. Although we believe such data and information to be accurate, we have not attempted to independently verify such information. Industry and market data involve risks and uncertainties and are subject to change based on various factors, including those discussed under the sections entitled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” in this prospectus and the documents incorporated by reference herein.

PROSPECTUS SUMMARY

This section summarizes some of the information that is contained later in this prospectus or in other documents incorporated by reference into this prospectus. You should carefully read all of the information contained or incorporated by reference in this prospectus and any accompanying prospectus supplement, including the “Risk Factors” and our financial statements and related notes contained herein and therein, before making an investment decision. In this prospectus, all references to “we,” “our,” “us” and the “Company” shall refer to Eagle Bulk Shipping Inc. and, unless the context requires otherwise, its consolidated subsidiaries.

Our Company

We are Eagle Bulk Shipping Inc., a Marshall Islands corporation incorporated on March 23, 2005 and headquartered in Stamford, Connecticut. We own and operate one of the largest fleets of Supramax and Ultramax drybulk vessels in the world. As of June 30, 2021, our owned fleet totals 51 vessels, including 27 Supramax and 24 Ultramax drybulk vessels, with an aggregate carrying capacity of approximately 3.1 million deadweight tonnage (“dwt”) and an average age of roughly 9.0 years. Our Supramax and Ultramax drybulk vessels are equipped with cargo-handling cranes and grabs and range in size from approximately 50,000 to 65,000 dwt.

We provide transportation solutions to a diverse group of customers, including miners, producers, traders, and end users. Typical cargoes we transport include both major bulk cargoes, such as coal, grain, and iron ore, and minor bulk cargoes such as fertilizer, steel products, petcoke, cement, and forest products. For the six months ending June 30, 2021, our cargoes were approximately 65% minor bulks and approximately 35% major bulks.

Our Operating Fleet

The following table sets forth certain information regarding our operating fleet as of June 30, 2021:

Vessel	Year Built	Dwt	Charter Expiration	Daily Charter Hire Rate

Bittern	2009	57,809	Jul 2021	Voyage

Canary	2009	57,809	Jul 2021	Voyage

Cape Town Eagle	2015	63,707	Aug 2021	$14,700

Cardinal	2004	55,362	Jul 2021	$28,000

Copenhagen Eagle	2015	63,495	Jul 2021	$36,000

Crane	2010	57,809	Sep 2021	$29,200

Crested Eagle	2009	55,989	Jul 2021	Voyage

Crowned Eagle	2008	55,940	Jul 2021	Voyage

Dublin Eagle	2015	63,549	Jul 2021	Voyage

Egret Bulker	2010	57,809	Aug 2021	Voyage

Fairfield Eagle	2013	63,301	Sep 2021	$26,500

Gannet Bulker	2010	57,809	Jul 2021	$29,000

Golden Eagle	2010	55,989	Aug 2021	$23,000

Grebe Bulker	2010	57,809	Sep 2021	$29,950

Greenwich Eagle	2013	63,301	Jul 2021	Voyage

Groton Eagle	2013	63,301	Aug 2021	$25,000

Hamburg Eagle	2014	63,334	Jul 2021	$22,000

Helsinki Eagle	2015	63,605	Jul 2021	$30,000

Hong Kong Eagle	2016	63,472	Jul 2021	Voyage

Ibis Bulker	2010	57,809	Jul 2021	Voyage

Imperial Eagle	2010	55,989	Aug 2021	$38,000

Jaeger	2004	52,483	Jul 2021	$40,000

Jay	2010	57,809	Jul 2021	Voyage

Kingfisher	2010	57,809	Jul 2021	Voyage

Madison Eagle	2013	63,301	Aug 2021	$28,000

Martin	2010	57,809	Jul 2021	$2,000	(1)

Montauk Eagle	2011	58,018	Jul 2021	$26,600

Mystic Eagle	2013	63,301	Jul 2021	$18,800

New London Eagle	2015	63,140	Jul 2021	$25,000

Nighthawk	2011	57,809	Mar 2022	$16,250

Oriole	2011	57,809	Jul 2021	Voyage

Oslo Eagle	2015	63,655	Jul 2021	Voyage

Owl	2011	57,809	Aug 2021	$28,500

Petrel Bulker	2011	57,809	Jul 2021	$30,250

Puffin Bulker	2011	57,809	Jul 2021	Voyage

Roadrunner Bulker	2011	57,809	Jul 2021	Drydock	(2)

Rotterdam Eagle	2017	63,629	Aug 2021	$29,000

Rowayton Eagle	2013	63,301	Jul 2021	$25,000	(3)

Sandpiper Bulker	2011	57,809	Aug 2021	$26,000

Sankaty Eagle	2011	58,018	Jul 2021	Voyage

Santos Eagle	2015	63,537	Jul 2021	$23,000	(4)

Shanghai Eagle	2016	63,438	Jul 2021	$28,500

Singapore Eagle	2017	63,386	Nov 2021	$24,000

Southport Eagle	2013	63,301	Jul 2021	Voyage

Stamford Eagle	2016	61,530	Jul 2021	$28,100

Stellar Eagle	2009	55,989	Aug 2021	Voyage

Stockholm Eagle	2016	63,275	Jul 2021	$30,000

Stonington Eagle	2012	63,301	Aug 2021	$20,000

Sydney Eagle	2015	63,529	Jul 2021	$14,500

Tern	2003	50,209	Jul 2021	$22,000

Westport Eagle	2015	63,344	Sep 2021	Voyage

(1)	The vessel is contracted to continue the existing time charter at an increased daily rate of $17,000 after July 11, 2021.
(2)	The vessel is at a shipyard undergoing drydock repairs as of June 30, 2021.
(3)	The vessel is contracted to continue the existing time charter at an increased daily rate of $30,000 after July 7, 2021.
(4)	The vessel is contracted to continue the existing time charter at an increased daily rate of $24,500 after July 15, 2021.

Employment of Our Fleet

We use a variety of commercial strategies to employ our vessels, including time charter-out, voyage chartering, vessel and cargo arbitrage and time charter-in. We employ our fleet opportunistically in an effort to maximize earnings. We enter into charters and are continuously developing contractual relationships directly with cargo interests. These relationships and the related cargo contracts have the dual benefit of providing greater operational efficiencies and act as a balance to our naturally long position to the market. Notwithstanding the focus on voyage chartering, we consistently monitor the drybulk shipping market and, based on market conditions, will consider entering into long-term time charters when appropriate.

Our vessels operate worldwide within the trading limits imposed by governmental economic sanctions regimes and insurance terms and do not operate in countries or territories that are subject to United States, EU, United Kingdom or United Nations comprehensive country-wide or territory-wide sanctions.

Management of Our Fleet

We carry out the commercial and strategic management of our operating fleet through our indirectly wholly-owned subsidiary, Eagle Bulk Management LLC, a Marshall Islands limited liability company, which maintains its principal executive offices in Stamford, Connecticut, and maintains offices in Copenhagen, Denmark and Singapore. We have also established an in-house technical management function to perform day-to-day operations and maintenance of our vessels.

Business Strategy

Our vision is to be the leading integrated drybulk shipowner-operator through consistent outperformance and sustainable growth. We plan to achieve our vision by:

•

Focusing on the most versatile drybulk vessel segment. We focus on owning-operating vessels primarily within the mid-size Supramax/Ultramax segment. We consider this vessel segment to be the most versatile amongst the various drybulk asset classes due to the optimal size and specifications of Supramax/Ultramax ships. With a size ranging from 50,000 to 65,000 dwt and a length of approximately 200 meters, Supramax/Ultramax vessels are able to accommodate large cargo quantities and call on the majority of ports around the globe. In addition, these vessels are equipped with onboard cranes and grabs, giving them the ability to load and discharge cargoes without the need for shore-based port equipment/infrastructure. We believe the versatility and flexibility of Supramax/Ultramax vessels provide for improved risk-adjusted returns.

•

Employing an active management strategy for fleet trading. We employ an active management strategy for fleet employment with the objective of optimizing revenue performance and maximizing earnings on a risk managed basis. Through the execution of various commercial strategies employed across our global trading desks in the United States, Europe, and Asia, the Company has been able to achieve optimal time charter equivalent results and outperform the relevant market index on a consistent basis.

•

Executing on fleet renewal and growth. Since 2016, we have executed on a comprehensive fleet renewal program totaling 49 vessel transactions, inclusive of acquisitions made thus far in 2021. We have acquired 29 modern Ultramax vessels and sold 20 of our older and less efficient Supramax vessels. We believe these transactions have vastly improved our fleet makeup. The average size of our ships has increased, the average age of our fleet has remained fairly static (over the period), and our fleet emissions profile has significantly improved (as measured by fuel consumption per deadweight-ton).

•

Performing technical management in-house. We perform all technical management services relating to vessel maintenance, vessel repairs and crewing. We believe maintaining technical management in-house allows us to better optimize operating costs and vessel performance.

•

Implementing a prudent approach to balance sheet management. We believe the long-term success of our Company is contingent on maintaining a prudent approach to balance sheet management, including working capital optimization, diversifying capital sources, lowering cost of capital, limiting interest rate exposure, and optimizing debt profile.

•

Emphasis on Environmental, Social and Governance (“ESG”) factors. We have developed, maintained and expanded on various initiatives relating to ESG matters. To better inform our shareholders and other stakeholders about these matters of strategic importance, we issued our 2020 ESG Sustainability report in June 2021. Our ESG Sustainability report was produced in accordance with the Marine Transportation Framework, established by the Sustainability Accounting Standards Board and can be accessed on our company website. Initiatives we have undertaken include:

Environmental

•

Executing on a comprehensive fleet renewal program to purchase newer, more technologically advanced vessels that have enhanced the energy efficiency of our fleet and reduced greenhouse gas (“GHG”) emissions on a ton-mile basis.

•	Creating a performance department and implementing performance optimization software, which has resulted in improved vessel performance and reduced fuel consumption.

•	Applying high specification hull coatings and installing various energy saving devices around the propeller aperture to improve vessel performance and reduce fuel consumption.

•	Reducing sulfur emissions by approximately 85% by following strategies to comply with the International Maritime Organization’s (“IMO”) new fuel regulations which went into effect in January 2020.

•

Joining the Getting to Zero Coalition, a global alliance of more than 140 companies committed to the decarbonization of deep-sea shipping in line with the IMO GHG emissions reduction strategy and ultimately align emissions from shipping with the United Nations Framework Convention on Climate Change Paris Agreement.

•

Providing relevant data on fuel compliance and sailing distances for each of our owned vessels to our lenders that are signatories to the Poseidon Principles. The Poseidon Principles establish a framework for assessing and disclosing the climate alignment of ship finance portfolios and are consistent with the policies and ambitions of the IMO to reduce shipping’s total annual GHG emissions by at least 50% by 2050.

•

Becoming a signatory to the Sea Cargo Charter, a global framework for aligning chartering activities with responsible environmental behavior in order to promote international shipping’s decarbonization. The Sea Cargo Charter is consistent with the IMO’s ambition for GHG emissions from international shipping to peak as soon as possible and to reduce by at least 50% by 2050 compared to 2008 levels.

Social

•	Abiding by equal opportunity employer guidelines and promoting diversity in the workforce.

•

Recognizing and complying with the Maritime Labor Convention which was adopted by the International Labor Organization (“ILO”)—all of our crew labor contracts are International Transport Workers’ Federation compliant agreements.

•

Becoming a signatory to The Neptune Declaration, a global ‘call to action’ initiative to help end the unprecedented crew change crisis affecting the maritime industry as a result of the outbreak of COVID-19 and its impact to worldwide travel.

•	Implementing a robust safety management system.

•	Volunteering with, and donating to, various local charities and causes.

•	Providing paid internship opportunities to university students.

Governance

•	Setting up a best-in-class corporate governance structure.

•	Combating corruption through strict internal procedures and training, as well as taking part in collective action through our membership in the Maritime Anti-Corruption Network.

•	Adopting a comprehensive code of ethics and related compliance program within the organization that provides ongoing training and robust controls.

•	Focusing on highly transparent reporting of sustainability, operating, and financial performance.

Abiding by our values.

•	PASSION for excellence drives us.

•	EMPOWERMENT of our people leads to better results.

•	INTEGRITY defines our culture.

•	RESPONSIBILITY to safety underpins every decision.

•	FORWARD THINKING takes us to a more successful tomorrow.

CORPORATE INFORMATION

Our principal executive offices are located at 300 First Stamford Place, 5th Floor, Stamford, Connecticut 06902 and our telephone number at that address is +1 (203) 276-8100. Our website is www.eagleships.com. The information contained in, accessible through or connected to our website is not incorporated by reference into, and does not constitute a part of, this prospectus.

THE OFFERING

Common Stock Offered by Selling Shareholders	Up to an aggregate of 1,091,160 shares of our common stock.

Selling Shareholders	All shares of our common stock covered by this prospectus are being offered by the shareholders identified in “Selling Shareholders.”

Use of Proceeds	We will not receive any of the proceeds from the sale or other disposition of the shares of common stock offered by the selling shareholders pursuant to this prospectus.
See “Use of Proceeds.”

Plan of Distribution	The selling shareholders named in this prospectus may offer and sell or otherwise dispose of the shares of our common stock covered by this prospectus from time to time at such prices and on such terms as they may determine. The selling shareholders may sell the common stock covered by this prospectus to or through underwriters, brokers or dealers or directly to purchasers. Underwriters, brokers or dealers may receive discounts, commissions or concessions from the selling shareholders, purchasers in connection with sales of the common stock covered by this prospectus, or both. Additional information relating to the distribution of the common stock by the selling shareholders can be found in this prospectus under the heading “Plan of Distribution.”

Listing	Our shares of common stock are listed on the Nasdaq Global Select Market, or Nasdaq, under the symbol “EGLE.”

Risk Factors	You should consider carefully all of the information that is contained or incorporated by reference in this prospectus and, in particular, you should evaluate the risks described under “Risk Factors.”

RISK FACTORS

An investment in our common stock involves a high degree of risk. Before making an investment in our common stock, you should carefully consider the risks and uncertainties and all other information contained or incorporated by reference in this prospectus, including those in “Item 1A. Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2020, filed with the Commission on March 12, 2021, as amended by the Annual Report on Form 10-K/A, filed with the Commission on March 22, 2021, and any subsequent Quarterly Reports on Form 10-Q or Current Reports on Form 8-K, and all other documents incorporated by reference into this prospectus, as updated by our subsequent filings under the Exchange Act and the risk factors and other information contained in any applicable prospectus supplement. Any of these risks and uncertainties could materially and adversely affect our business, results of operations and financial condition. The trading price of our securities could decline due to the occurrence of any of these risks and uncertainties, and investors could lose all or part of their investment. In assessing these risks and uncertainties, investors should also refer to the information contained or incorporated by reference in our other filings with the Commission.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale or other disposition of the shares of common stock offered, by the selling shareholders pursuant to this prospectus. All proceeds from the resale or other disposition of the shares of common stock pursuant to this prospectus will be for the accounts of the selling shareholders.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

For the U.S. federal income tax consequences of the holding and disposition of our common stock, please see “Item 1. Business—Tax Considerations” in our Annual Report on Form 10-K for the year ended December 31, 2020, incorporated by reference herein.

DESCRIPTION OF CAPITAL STOCK

The following is a summary of the description of our capital stock and the material terms of our Third Amended and Restated Articles of Incorporation (as amended, the “Articles of Incorporation”) and our second amended and restated bylaws (the “Bylaws” and, together with our Articles of Incorporation, the “Governing Documents”). Because the following is a summary, it does not contain all of the information that you may find useful. For more complete information, you should read the description of capital stock and the material terms of our Articles of Incorporation and Bylaws contained in our Annual Report on Form 10-K, filed with the Commission on March 12, 2021, as amended by the Annual Report on Form 10-K/A, filed with the Commission on March 22, 2021, as updated by annual and other reports and documents we file with the Commission after the date of this prospectus and that are incorporated by reference herein, together with our Articles of Incorporation and Bylaws, copies of which have been filed as exhibits thereto. Please see the section of this prospectus entitled “Where You Can Find Additional Information.”

Purpose

Our purpose, as stated in our Articles of Incorporation, is to engage in any lawful act or activity for which a corporation may now or hereafter be organized under the Business Corporations Act of the Marshall Islands (the “BCA”). Our Articles of Incorporation and Bylaws do not impose any limitations on the ownership rights of our shareholders.

Authorized Capital Stock

Under our Articles of Incorporation, our authorized capital stock consists of 700 million shares of common stock, par value $0.01 per share, and 25 million shares of preferred stock, par value $0.01 per share. There are no shares of preferred stock issued and outstanding. All of our shares of common stock are in registered form. Holders of our common stock do not have conversion, redemption or preemptive rights to subscribe to any of our securities. The rights, preferences and privileges of holders of our common stock are subject to the rights of the holders of any shares of Preferred Stock, which we may issue in the future.

Dividend Rights

Subject to preferences that may be applicable to any outstanding shares of Preferred Stock, if any, holders of shares of Common Stock are entitled to receive ratably all dividends, if any, declared by our board of directors out of assets or funds legally available for dividends.

Voting Rights

Our Governing Documents provide that, except as may otherwise be provided in the Governing Documents (including any designation relating to any outstanding series of preferred stock) or by applicable law, each holder of shares of our common stock, as such, shall be entitled to one vote for each share of our common stock held of record by such holder on all matters on which shareholders generally are entitled to vote. Under our Bylaws, those nominees who, in an election of directors, receive a plurality of the votes cast by the shareholders present in person or represented by proxy at the meeting and entitled to vote thereon shall be elected. All other matters properly submitted to a vote of the shareholders shall be decided by the vote of the holders of a majority of the voting power of the shares entitled to vote thereon present in person or by proxy at the meeting, unless otherwise provided by law, rule or regulation, including any stock exchange rule or regulation, applicable to the Company. Under the Articles of Incorporation, holders of our common stock are prohibited from having cumulative voting rights.

Liquidation Rights

Upon our liquidation, dissolution or winding up, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders or our common stock will be entitled to receive pro rata our remaining assets and funds available for distribution.

Description of Preferred Stock

Our Articles of Incorporation authorize our board of directors to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series;

•

the designation, preferences and relative, participating, optional or other special rights, if any, and any qualifications, limitations or restrictions of such series; provided that the total shares of preferred stock shall in no event have an aggregate liquidation preference of more than $300 million; and

•	the voting rights, if any, of the holders of the series.

It is not possible to state the actual effect of the authorization and issuance of one or more series of preferred stock upon the rights of holders of common stock until our board of directors determines the specific terms, rights and preferences of a series of preferred stock.

Convertible Notes

In July 2019, the Company issued $114.12 million in aggregate principal amount of 5.00% Convertible Senior Notes due 2024 (the “Convertible Bond Debt”) in a private placement to qualified institutional buyers pursuant to Rule 144A under the Securities Act and to certain non-U.S. persons in offshore transactions outside of the United States in reliance on Regulation S under the Securities Act, pursuant to an indenture (the “Indenture”), dated as of July 29, 2019, between the Company and Deutsche Bank Trust Company Americas, as trustee (the “Trustee”). Each holder of Convertible Bond Debt has the right to convert any portion of the Convertible Bond Debt, provided such portion is of $1,000 or a multiple thereof, at any time prior to the close of business on the business day immediately preceding the Maturity Date (as defined in the Indenture). The conversion rate is subject to adjustment upon the occurrence of certain specified corporate events, but will not be adjusted for any accrued and unpaid interest. As of August 9, 2021, the conversion rate of the Convertible Bond Debt is 25.453 shares of our Common Stock per $1,000 principal amount of Convertible Bond Debt (which is equivalent to a conversion price of approximately $39.29 per share of our common stock).

Upon conversion, the Company will pay or deliver, as the case may be, either cash, shares of common stock or a combination of cash and shares of common stock, at the Company’s election, to the holder. However, without first obtaining shareholder approval in accordance with the listing standards of the Nasdaq Global Select Market, the Company may not issue shares of common stock in excess of 19.9% of common stock outstanding at the time the Convertible Bond Debt was initially issued.

Warrants

On October 15, 2014 (the “Effective Date”), the Company issued Warrants (the “2014 Warrants”) for the purchase of an aggregate amount of 21,718 shares of common stock, which number reflects adjustments as a result of reverse stock splits of the Company subsequent to the Effective Date, pursuant to the terms of a warrant agreement (the “Warrant Agreement”). Each of the 2014 Warrants have a 7-year term, commencing on the Effective Date. The 2014 Warrants are exercisable at an exercise price of $3,894.80 per share of common stock, which exercise price reflects adjustments as a result of reverse stock splits of the Company subsequent to the Effective Date and is subject to further adjustment as set forth in the Warrant Agreement. The Warrant Agreement contains customary anti-dilution adjustments in the event of any stock split, reverse stock split, stock dividend, reclassification, dividend or other distributions (including, but not limited to, cash dividends), or business combination transaction.

Directors

Our directors are elected by a majority of the votes cast by shareholders entitled to vote.

Our board of directors is elected annually, and each director elected holds office for a one-year term and until his successor shall have been duly elected and qualified, except in the event of his death, resignation, removal, or the earlier termination of his term of office. Our board of directors has the authority to fix the amounts which shall be payable to the members of the board of directors for attendance at any meeting or for services rendered to us and for the reimbursement of reasonable and documented expenses.

Shareholder Meetings

Under our Bylaws, annual shareholder meetings will be held at a time and place selected by our board of directors. The meetings may be held in or outside of the Marshall Islands. The Articles of Incorporation and Bylaws provide that, except as otherwise required by law, special meetings of shareholders may be called at any time only by (i) the lead director (if any), (ii) the chairman of the board of directors, (iii) the board of directors pursuant to a resolution duly adopted by a majority of the board stating the purpose or purposes thereof, or (iv) any one or more shareholders who beneficially owns, in the aggregate, 15% or more of the aggregate voting power of all then-outstanding shares of common stock and any other class or series of capital stock of the Company entitled to vote generally in the election of directors. The notice of any such special meeting is to include the purpose or purposes thereof, and the business transacted at the special meeting is limited to the purpose or purposes stated in the notice (or any supplement thereto). These provisions may impede the ability of shareholders to bring matters before a special meeting of shareholders. Our board of directors may set a record date between 15 and 60 days before the date of any meeting to determine the shareholders that will be eligible to receive notice and vote at the meeting.

Dissenters’ Rights of Appraisal and Payment

Under the BCA, our shareholders have the right to dissent from various corporate actions, including any merger or consolidation sale of all or substantially all of our assets not made in the usual course of our business, and receive payment of the fair value of their shares. In the event of any further amendment of our Articles of Incorporation, a shareholder also has the right to dissent and receive payment for his or her shares if the amendment alters certain rights in respect of those shares. The dissenting shareholder must follow the procedures set forth in the BCA to receive payment. In the event that we and any dissenting shareholder fail to agree on a price for the shares, the BCA procedures involve, among other things, the institution of proceedings in the high court of the Marshall Islands or in any appropriate court in any jurisdiction in which the Company’s shares are primarily traded on a local or national securities exchange.

Shareholders’ Derivative Actions

Under the BCA, any of our shareholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the shareholder bringing the action is a holder of common stock both at the time the derivative action is commenced and at the time of the transaction to which the action relates.

Anti-Takeover Provisions

Several provisions of our Governing Documents, which are summarized below, may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our board of directors to maximize shareholder value in connection with any unsolicited offer to acquire us. However, these anti-takeover provisions could also discourage, delay or prevent (1) the merger or acquisition of the Company by means of a tender offer, a proxy contest or otherwise that a shareholder may consider to be in its best interest and (2) the removal of incumbent officers and directors.

Election and Removal of Directors

Our Bylaws require parties other than the board of directors to give advance written notice of nominations for the election of directors. Our Articles of Incorporation also provides that our directors may only be removed for cause upon the affirmative vote of a majority of the outstanding shares of our capital stock entitled to vote for the election of directors. Newly created directorships resulting from an increase in the number of directors and vacancies occurring in our board of directors for any reason may only be filled by a vote of a majority of the directors then in office, even if less than a quorum (except that a quorum is required if the vacancy results from an increase in the number of directors).

Certain Voting Requirements

Our Articles of Incorporation provides that a two-thirds vote is required to amend or repeal certain provisions of our Articles of Incorporation and Bylaws, including those provisions relating to: the number and election of directors; filling of board vacancies; resignations and removals of directors; director liability and indemnification of directors; the power of shareholders to call special meetings; advance notice of director nominations and shareholders proposals; and amendments to our Articles of Incorporation and Bylaws. These supermajority provisions may discourage, delay or prevent the changes to our Articles of Incorporation or Bylaws.

Advance Notice Requirements for Shareholder Proposals and Director Nominations

Our Bylaws provide that shareholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of shareholders must provide timely notice of their proposal in writing to the corporate secretary. To be timely, a shareholder’s notice will have to be received at our principal executive office not less than 60 days nor more than 90 days prior to the anniversary date of the immediately preceding annual meeting of shareholders; provided, however, that in the event that the annual meeting is called for a date that is not within 30 days before or after such anniversary date, notice by the shareholder in order to be timely must be so received not later than the close of business on the 10th day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure of the date of the annual meeting was made, whichever occurs first, in order for such notice by a shareholder to be timely. Our Bylaws also specify requirements as to the form and content of a shareholder’s notice. These advance notice requirements, particularly the 60 to 90 day requirement, may impede shareholders’ ability to bring matters before an annual meeting of shareholders or make nominations for directors at an annual meeting of shareholders.

Blank Check Preferred Stock

Under the terms of our Articles of Incorporation, our board of directors has authority, without any further vote or action by our shareholders, to issue shares of blank check Preferred Stock; provided that the total shares of blank check Preferred Stock shall in no event have an aggregate liquidation preference of more than $300 million. Our board of directors may issue shares of Preferred Stock on terms calculated to discourage, delay or prevent a change of control of our Company or the removal of our management.

The BCA does not require shareholder approval for any issuance of authorized shares. However, the listing requirements of the Nasdaq Global Select Market, which will apply so long as our Common Stock is listed on the NASDAQ, require shareholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or then outstanding number of shares of our Common Stock.

Action by Written Consent

Our Bylaws provide that any action required or permitted to be taken by the shareholders may be effected only at a duly called annual or special meeting of the shareholders. Except as otherwise mandated by law, the ability of shareholders to consent in writing to the taking of any action is specifically denied by our Bylaws.

Limitations on Liability and Indemnification of Officers and Directors

The BCA authorizes corporations to limit or eliminate the personal liability of directors and officers to corporations and their shareholders for monetary damages for breaches of directors’ fiduciary duties. Our Bylaws include a provision that eliminates the personal liability of directors for monetary damages for actions taken as a director to the fullest extent permitted by law.

We must indemnify our directors and officers to the fullest extent authorized by law. We are also expressly authorized to advance certain expenses (including attorneys’ fees) to our directors and offices and carry directors’ and officers’ insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive offices.

The limitation of liability and indemnification provisions in our Articles of Incorporation and Bylaws may discourage shareholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our shareholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the claim has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Registrar and Transfer Agent

The registrar and transfer agent for our shares of common stock is Computershare Trust Company, N.A.

Listing

Our shares of common stock are listed on Nasdaq under the symbol “EGLE.”

SELLING SHAREHOLDERS

The table below lists the selling shareholders and other information regarding the beneficial ownership of our common stock by each of the selling shareholders, based on 13,459,865 shares of common stock outstanding as of August 5, 2021. We have prepared the table and the related notes based on information supplied to us by the selling shareholders. We have not sought to verify such information. The table assumes the sale of all of the shares of our common stock offered by the selling shareholders in this offering. Additionally, some or all of the selling shareholders may have sold or transferred some or all of the securities listed below in exempt or non-exempt transactions since the date on which the information was provided to us. Other information about the selling shareholders may change over time, as it is possible that the selling shareholders may acquire or dispose of shares of our common stock from time to time after the date of this prospectus. Changes in such information will be set forth in prospectus supplements to the extent required.

The term “selling shareholder” includes the shareholders listed below and their respective transferees, assignees, pledgees, donees and other successors. However, we cannot be certain of the identities of every such holder at this time. The identity of any selling shareholder, including any material relationship between us, our affiliates or predecessors, and a selling shareholder within the last three years, the number of shares of our common stock held by a selling shareholder before and after the offering, the number of shares of common stock to be offered by a selling shareholder, the percentage of our shares of common stock held by a selling shareholder before and after the offering, and the price and terms upon which our shares of common stock are to be sold by a selling shareholder may to the extent not included herein be set forth in a prospectus supplement to this prospectus.

Selling shareholders not included in the table below may not sell any shares of our common stock pursuant to this prospectus until we have identified the selling shareholder and the shares being offered for resale by the selling shareholder herein (including in any amendment hereto) or in a subsequent prospectus supplement. Selling shareholders may also sell or transfer all or a portion of their shares of our common stock pursuant to any available exemption from the registration requirements of the Securities Act.

Any prospectus supplement may add, substitute or change information contained in this prospectus, including the identity of such selling shareholders. See “Use of Proceeds” and “Plan of Distribution.”

We will bear all costs, expenses and fees in connection with the registration of shares of our common stock. The selling shareholders will bear all commissions and discounts, if any, attributable to their respective sales of shares.

Selling Shareholder(1)	Number of shares beneficially owned prior to this offering		Number of shares offered	Shares beneficially owned after giving effect to this offering
	Number	Percentage		Number	Percentage
GoldenTree Asset Management LP (2)	1,091,248	8.1%	1,091,160	88	*

*	less than 1%

(1)

Also includes any sale of the common stock by pledgees, donees, transferees or other successors in interest that receive such securities by pledge, gift, distribution or other non-sale related transfer from the named selling shareholders after the effective date of the registration statement of which this prospectus forms a part. The information concerning the selling shareholders may change from time to time, and any changes and the names of any transferees, pledgees, donees, and other successors in interest will be set forth in supplements to this prospectus to the extent required.

(2)

Prior to this offering, entities affiliated with GoldenTree Asset Management LP (the “Advisor”) held 1,091,248 shares of Common Stock, comprised of (i) 96,925 shares of common stock held by GoldenTree Distressed Fund 2014 LP (“GDF”), (ii) 603,445 shares of common stock held by GoldenTree Distressed

Master Fund 2014 Ltd. (“GDMF”), (iii) 123,800 shares of common stock held by GoldenTree NJ Distressed Fund 2015 LP (“GNJ”), (iv) 100,430 shares of common stock held by GoldenTree Master Fund, Ltd. (“GMF” and together with GDF, GDMF and GNJ, the “Funds”) and (v) 166,624 shares of common stock held by certain separate accounts managed by the Advisor (the “Managed Accounts”). Includes 24 shares of common stock issuable upon exercise of warrants and excludes shares of common stock that may be issuable upon conversion of convertible notes. GoldenTree Asset Management LLC (the “General Partner”) is the general partner of the Advisor and may be deemed to have beneficial ownership of the common stock reported held by the Funds and Managed Accounts. Steven A. Tananbaum is the managing member of the General Partner and may be deemed to have beneficial ownership of the common stock held by the Funds and Managed Accounts. The address of the beneficial owners is 300 Park Avenue, 21st Floor, New York, New York 10022.

PLAN OF DISTRIBUTION

The securities covered by this prospectus may be offered and sold by the selling shareholders, or by transferees, assignees, donees, pledgees or other successors-in-interest of such securities received from the selling shareholders, directly or indirectly through brokers-dealers, agents or underwriters on Nasdaq or any other stock exchange, market or trading facility on which such securities are traded, or through private transactions. Our securities covered by this prospectus may be transferred, sold or otherwise disposed of by any method permitted by law, including, without limitation, one or more of following transactions:

•	ordinary brokerage transactions or transactions in which the broker solicits purchasers;

•	purchases by a broker or dealer as principal and the subsequent resale by such broker or dealer for its account;

•	block trades, in which a broker or dealer attempts to sell the securities as agent but may position and resell a portion of the securities as principal to facilitate the transaction;

•	through the writing of options on the securities, whether such options are listed on an options exchange or otherwise;

•	an exchange distribution in accordance with the rules of the applicable stock exchange;

•	in transactions other than on such exchanges or in the over-the-counter market;

•	through privately negotiated transactions;

•	through the settlement of short sales entered into after the date of this prospectus;

•	by agreement with underwriters or broker-dealers to sell a specified number of securities at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling shareholders may also sell securities under Section 4(a)(1) of the Securities Act, including transactions in accordance with Rule 144 promulgated thereunder, if available, rather than under this prospectus.

The selling shareholders may also transfer their shares including by means of gifts, donations and contributions. Subject to certain limitations under rules promulgated under the Securities Act, this prospectus may be used by the recipients of such gifts, donations and contributions to offer and sell the shares received by them, directly or through brokers-dealers or agents and in private or public transactions.

Broker-dealers engaged by the selling shareholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling shareholders (or, if any broker-dealer acts as agent for the purchaser of securities, from the purchaser), as the case may be, in amounts to be negotiated.

The selling shareholders may, from time to time, pledge or grant a security interest in some or all of the securities owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the securities, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under this prospectus. The selling shareholders also may transfer the securities in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

In connection with the sale of our securities or interests therein, the selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the securities in the course of hedging the positions they assume. The selling shareholders may also sell securities short and deliver these securities to close out their short positions, or loan or pledge the securities to broker-dealers that in turn may sell these securities. The selling shareholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of securities offered by this prospectus, which securities such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling shareholders may sell the securities at market prices prevailing at the time of sale, at negotiated prices, at fixed prices or without consideration by any legally available means. The aggregate net proceeds from the sale of the securities will be the purchase price of such securities less any discounts, concessions or commissions received by broker-dealers or agents. We will not receive any proceeds from the sale of any securities by the selling shareholders.

The selling shareholders and any broker-dealers or agents who participate in the distribution of our securities may be deemed to be “underwriters” within the meaning of the Securities Act. Any commission received by such broker-dealers or agent on the sales and any profit on the resale of securities purchased by broker-dealers or agents may be deemed to be underwriting commissions or discounts under the Securities Act. As a result, we have informed the selling shareholders that Regulation M, promulgated under the Exchange Act, may apply to sales by the selling shareholders in the market. The selling shareholders may agree to indemnify any broker, dealer or agent that participates in transactions involving the sale of our securities against certain liabilities, including liabilities arising under the Securities Act.

To the extent required with respect to a particular offer or sale of our securities, we will file a prospectus supplement pursuant to Section 424(b) of the Securities Act, which will accompany this prospectus, to disclose:

•	the number and type of securities to be sold;

•	the purchase price;

•	the name of each selling shareholder and the name of any broker-dealer or agent effecting the sale or transfer and the amount of any applicable discounts, commissions or similar selling expenses; and

•	any other relevant information.

The selling shareholders are acting independently of us in making decisions with respect to the timing, price, manner and size of each sale of securities held by them. We have not engaged any broker-dealer or agent in connection with the sale of securities held by the selling shareholders, and there is no assurance that the selling shareholders will sell any or all of their securities. We have agreed to make available to the selling shareholders copies of this prospectus and any applicable prospectus supplement and have informed the selling shareholders of the need to deliver copies of this prospectus and any applicable prospectus supplement to purchasers prior to any sale to them.

Under the securities laws of some states, the securities may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the securities may not be sold unless such securities have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

We will pay all expenses of the registration of the securities to be sold by certain selling shareholders, including, without limitation, Commission filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, a selling shareholder will pay all underwriting discounts and selling commissions, if any. We will indemnify the selling shareholders party to the, including some liabilities under the Securities Act or such selling shareholders will be entitled to contribution. We may be indemnified by such selling shareholders against civil liabilities, including liabilities under the Securities Act that may arise from any written information furnished to us by such selling shareholders specifically for use in this prospectus or we may be entitled to contribution.

Once sold under the registration statement, of which this prospectus forms a part, the securities will be freely tradable in the hands of persons other than our affiliates.

The selling shareholders and any broker-dealers or other persons acting on our behalf or on the behalf of the selling shareholders that participate with the selling shareholders in the distribution of the securities may be deemed to be underwriters, and any commissions received or profit realized by them on the resale of the securities may be deemed to be underwriting discounts and commissions under the Securities Act. As a result, we have, directly or indirectly, informed the selling shareholders that Regulation M, promulgated under the Exchange Act, may apply to sales by the selling shareholders in the market. The selling shareholders may agree to indemnify any broker, dealer or agent that participates in transactions involving the sale of shares of our common stock against certain liabilities, including liabilities arising under the Securities Act.

We will bear the registration costs relating to the securities offered and sold by the selling shareholders under this registration statement.

EXPERTS

The financial statements incorporated in this prospectus by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2020, and the effectiveness of Eagle Bulk Shipping Inc.’s internal control over financial reporting, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference, (which report (i) expresses an unqualified opinion on the financial statements and includes an explanatory paragraph referring to a change in accounting principle and (ii) expresses an unqualified opinion on the effectiveness of internal control over financial reporting). Such financial statements have been so incorporated by reference in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

LEGAL MATTERS

Certain matters of Marshall Islands law will be passed upon for us by Seward & Kissel LLP, Marshall Islands counsel. Certain matters of the United States tax law will be passed upon for us by Seward  & Kissel LLP, United States tax counsel.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file annual, quarterly and current reports with the Commission. The Commission maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission. Our filings are also available on our website (http://www.eagleships.com). The information contained in, accessible through or connected to our website, however, is not, and should not be deemed to be, incorporated by reference into or a part of this prospectus or any applicable prospectus supplement.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The Commission allows us to “incorporate by reference” information that we file with it. This means that we can disclose important information to you by referring you to those filed documents. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the Commission prior to the termination of this offering will also be considered to be part of this prospectus and will automatically update and supersede previously filed information, including information contained in this document.

We hereby incorporate by reference the documents listed below and certain future filings made with the Commission under Section 13(a), 13(c) or 15(d) of the Exchange Act:

•

Our Annual Report on Form 10-K for the year ended December 31, 2020, filed with the Commission on March  12, 2021, as amended by our Annual Report on Form 10-K/A, filed with the Commission on March 22, 2021 (as amended, the “Annual Report”);

•	Our Quarterly Report on Form 10-Q for the three months ended March 31, 2021, filed with the Commission on May 7, 2021;

•	Our Quarterly Report on Form 10-Q for the six months ended June 30, 2021, filed with the Commission on August 6, 2021;

•	Our Current Reports on Form 8-K, filed with the Commission on March 12, 2021, April 1, 2021, April 7, 2021, June 21, 2021 and July 1, 2021;

•	Our “Description of Capital Stock” contained in Exhibit 4.4 of the Annual Report, including any subsequently filed amendments and reports updating such description; and

•	All documents we file with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus (if they state that they are incorporated by reference into this prospectus) until we file a post-effective amendment indicating that the offering of the securities made by this prospectus has been terminated.

You should rely only on the information contained or incorporated by reference in this prospectus and any accompanying prospectus supplement. We have not, and any underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus and any accompanying prospectus supplement as well as the information we previously filed with the Commission and incorporated by reference, is accurate as of the dates on the front cover of those documents only. Our business, financial condition and results of operations and prospects may have changed since those dates.

Notwithstanding the foregoing, no information is incorporated by reference in this prospectus or any prospectus supplement where such information under applicable Forms and regulations of the Commission is not deemed to be “filed” under Section 18 of the Exchange Act or otherwise subject to the liabilities of that section, unless we indicate in the report or filing containing such information that the information is to be considered “filed” under the Exchange Act or is to be incorporated by reference in this prospectus or any prospectus supplement. You may access our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those documents filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the Commission free of charge at the Commission’s website or our website at www.eagleships.com soon as reasonably practicable after such material is electronically filed with, or furnished to, the Commission. The reference to our website does not constitute incorporation by reference of the information contained in our website. The information contained on, or that can be accessed through, our website is not part of this prospectus or the related registration statement. You may request a free copy of the above mentioned filings or any subsequent filing we incorporated by reference to this prospectus by writing or telephoning us at the following address:

Eagle Bulk Shipping Inc.

300 First Stamford Place, 5th Floor

Stamford, Connecticut 06902

+1 (203) 276-8100

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the Republic of the Marshall Islands. Certain of our directors, and officers reside outside the United States. In addition, a substantial portion of our assets and the assets of such directors and officers are located outside the United States. As a result, you may have difficulty serving legal process within the United States upon any of these persons. You may also have difficulty enforcing, both in and outside the United States, judgments you may obtain in United States courts against us or these persons in any action, including actions based upon the civil liability provisions of United States federal or state securities laws. Furthermore, there is substantial doubt that the courts of the Marshall Islands would enter judgments in original actions brought in those courts predicated on United States federal or state securities laws.